

PROPERTY
ALBERTA
PRINCE GEORGE
QUESNEL
WILLIAMS LAKE
GOLDEN
REVELSTOKE
KAMLOOPS
SALMON ARM
VERNON
KELOWNA
POWELL RIVER
NANAIMO
VANCOUVER
PENTICTON
TRAIL
KIMBERLEY
FERNIE
CRANBROOK
VICTORIA
U. S. A.
N
5561000
5560000
5559000
5558000
BCB 96056
1249
673000E
675000E
676000E
677000E
SHORE 2
408583
721102M
SHORE 1
408582
721101M
WP 1
WP 2
COLA 1
407544
3NX4W
217109
UTM NAD83

Legend

Claim unit with name and number

1 km

Based on the B.C. Ministry of Sustainable Resource Management Internet Application

SCALA MINERALS INC.

SHORE 1 AND 2 CLAIMS

With index map

Prepared by: B. B. Molak

December 2004

Fig.1